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                              [CANWEST GLOBAL LOGO]

                                  NEWS RELEASE


For Immediate Release
November 26, 2004


                    CANWEST EXPANDS RADIO PRESENCE IN CANADA
                 CRTC decision awards new FM licence in Halifax


WINNIPEG - CanWest Global Communications Corp. announced today that its wholly owned subsidiary, Global Communications Ltd., has been awarded a broadcast licence by the Canadian Radio-television and Telecommunications Commission
(CRTC) to launch a new FM radio station in Halifax, Nova Scotia. The new station, which will be called The Breeze, will serve the community with a contemporary easy listening format that will include a variety of musical genres including soft contemporary, Celtic, folk, blues, jazz and world beat.

The Breeze will join CanWest's two other Canadian radio stations, CoolFM, Winnipeg's voice of jazz, which went on the air in February 2002, and The Beat, which provides listeners in the Kitchener-Waterloo region of Southern Ontario, with the hottest sounds from today's leading hip-hop and contemporary dance music artists, which launched in January 2004.

Leonard Asper, CanWest President and Chief Executive Officer welcomed the CRTC decision. "The decision is another step in the right direction for us. CanWest is keenly interested in developing a network of radio stations in Canada, to complement our other media assets," said Asper. "The CRTC Commissioners obviously like what we've accomplished at our other radio stations and understand our commitment to creating positive relationships with listeners and advertisers."

As with its other Canadian radio stations, CanWest intends to connect with local listeners and to support, nurture and promote local talent, including emerging artists. In addition, along with its sister Global Television station in Halifax, The Breeze will become an integral part of the community by supporting community-based initiatives through promotion and the use of airtime.

Rick Camilleri, President of CanWest MediaWorks, which will operate the station, also applauded the decision. "This is terrific news for CanWest's burgeoning radio division, a footprint in Halifax, a city with a long and storied musical tradition, will be a positive contributor to our operations," said Camilleri. "As we have done with our other radio stations in Canada, The Breeze will be an outlet for local talent to be heard by a wider audience, and help us continue on the path of building a radio presence across Canada."

CanWest MediaWorks International is already a major player in radio in New Zealand where the company's subsidiary CanWest RadioWorks operates dozens of stations across that country under seven distinctive brands, including a network of easy-listening stations branded The Breeze.
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CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV,
www.CanWestglobal.com), is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

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For more information contact:

Geoffrey Elliot
Vice President, Corporate Affairs
(204) 956-2025
(204) 947-9841 (fax)
gelliot@canwest.com